SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 January 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99. 1	Holding(s) in Company dated 2 January 2009
99. 2	Holding(s) in Company dated 7 January 2009

99.1

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights		Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:		Hong Leong Company (Malaysia) Berhad
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):		29.12.08
6. Date on which issuer notified:		31.12.08
7. Threshold(s) that is/are crossed or reached:		To above 3%

8. Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	Below 3%	-	8,575,125	-	8,575,125	-	3.00%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date		No. of voting rights that may be acquired (if the instrument exercised/converted)		Percentage of voting rights
Nil

Total (A+B)
Number of voting rights			Percentage of voting rights
8,575,125			3.00%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

The Voting rights are held by Asia Fountain Investment Company Limited ("AFI"). AFI is a controlled undertaking of GuocoEquity Assets Limited which is a controlled undertaking of Guoco Group Limited ("GGL"). GGL is a controlled undertaking of GuoLine Overseas Limited which is a controlled undertaking of GuoLine Capital Assets Limited ("GCAL"). GCAL is a controlled undertaking of Hong Leong Company (Malaysia) Berhad.

The name of the registered holder is Goldman Sachs Securities (Nominees) Limited.

Proxy Voting:
10. Name of proxy holder:			N/A
11. Number of voting rights proxy holder will cease to hold:			N/A
12. Date on which proxy holder will cease to hold voting rights:			N/A

13. Additional information:			Notification using the total voting rights figure of 285,552,193
14 Contact name:			Catherine Springett Deputy Company Secretary InterContinental Hotels Group PLC
15. Contact telephone name:			01895 512242

99. 2

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:				InterContinental Hotels Group PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights				Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:				Hong Leong Company (Malaysia) Berhad
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):				05.01.09
6. Date on which issuer notified:				07.01.09
7. Threshold(s) that is/are crossed or reached:				To below 3%

8. Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	8,575,125	8,575,125	8,430,225	-	8,430,225	-	2.95%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date		No. of voting rights that may be acquired (if the instrument exercised/converted)			Percentage of voting rights
Nil

Total (A+B)
Number of voting rights			Percentage of voting rights
8,430,225			2.95%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

The Voting rights are held by Asia Fountain Investment Company Limited ("AFI"). AFI is a controlled undertaking of GuocoEquity Assets Limited which is a controlled undertaking of Guoco Group Limited ("GGL"). GGL is a controlled undertaking of GuoLine Overseas Limited which is a controlled undertaking of GuoLine Capital Assets Limited ("GCAL"). GCAL is a controlled undertaking of Hong Leong Company (Malaysia ) Berhad.

The name of the registered holder is Goldman Sachs Securities (Nominees) Limited.

Proxy Voting:
10. Name of proxy holder:			N/A
11. Number of voting rights proxy holder will cease to hold:			N/A
12. Date on which proxy holder will cease to hold voting rights:			N/A

13. Additional information:			Notification using the total voting rights figure of 285,552,193
14 Contact name:			Catherine Springett Deputy Company Secretary InterContinental Hotels Group PLC
15. Contact telephone name:			01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	16 January 2009